Exhibit 97.1

ORCHESTRA BIOMED HOLDINGS, INC.

2023 EXECUTIVE INCENTIVE COMPENSATION RECOUPMENT POLICY

Adopted as of October [18], 2023

Orchestra BioMed Holdings, Inc., a Delaware corporation (the “Company”), has adopted an Executive Incentive Compensation Recoupment Policy (this “Policy”) as described below.

1.	Overview

The Policy sets forth the circumstances and procedures under which the Company shall recover Erroneously Awarded Compensation from current and former Executive Officers and, at the discretion of the Board, other employees of the Company in accordance with rules issued by the United States Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Nasdaq Stock Market. This Policy shall be effective with respect to Incentive-Based Compensation that is Received by a Covered Person on or after the Effective Date (set forth below). This Policy shall not apply to any Incentive-Based Compensation deemed Received prior to the Effective Date (“Prior Incentive-Based Compensation”) and all such Prior Incentive-Based Compensation shall remain subject to the Company’s Executive Incentive Compensation Recoupment Policy as adopted and as in effect as of January 26, 2023. Please refer to Section 3 below for definitions of capitalized terms used and not otherwise defined herein.

2.	Compensation Recovery Requirement

In the event the Company is required to prepare a Material Financial Restatement, the Company shall reasonably promptly recover all Erroneously Awarded Compensation with respect to such Material Financial Restatement, and each Covered Person shall be required to take all actions necessary to enable such recovery.

3.	Definitions
a.

“Applicable Recovery Period” means with respect to a Material Financial Restatement, the three completed fiscal years immediately preceding the Restatement Date for such Material Financial Restatement. In addition, in the event the Company has changed its fiscal year: (i) any transition period of less than nine months occurring within or immediately following such three completed fiscal years shall also be part of such Applicable Recovery Period and (ii) any transition period of nine to 12 months will be deemed to be a completed fiscal year.

b.

“Applicable Rules” means any rules or regulations adopted by the Exchange pursuant to Rule 10D-1 under the Exchange Act and any applicable rules or regulations adopted by the SEC pursuant to Section 10D of the Exchange Act.

c.	“Board” means the Board of Directors of the Company.

d.	“Committee” means the Compensation Committee of the Board or, in the absence of such committee, a majority of independent directors serving on the Board.
e.

A “Covered Person” means any Executive Officer and any other person designated by the Board or the Committee as being subject to this Policy. A person’s status as a Covered Person with respect to Erroneously Awarded Compensation shall be determined as of the time such person has Received such Erroneously Awarded Compensation regardless of their current role or status with the Company (e.g., if a person began service as an Executive Officer after the beginning of an Applicable Recovery Period, that person would not be considered a Covered Person with respect to Erroneously Awarded Compensation Received before the person began service as an Executive Officer, but would be considered a Covered Person with respect to Erroneously Awarded Compensation received after the person began service as an Executive Officer where such person served as an Executive Officer at any time during the performance period for such Erroneously Awarded Compensation).

f.	“Effective Date” means October 2, 2023.
g.

“Erroneously Awarded Compensation” means, with respect to a Material Financial Restatement, the amount of any Incentive-Based Compensation that is Received by a Covered Person on or after the Effective Date during the Applicable Recovery Period that exceeds the amount that otherwise would have been Received by the Covered Person had such compensation been determined based on the restated amounts in the Material Financial Restatement, computed without regard to any taxes paid. Calculation of Erroneously Awarded Compensation with respect to Incentive-Based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in a Material Financial Restatement, shall be determined by the Committee based on a reasonable estimate of the effect of the Material Financial Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received, and the Company shall maintain documentation of the determination of such reasonable estimate and provide such documentation to the Exchange in accordance with the Applicable Rules.

h.	“Exchange” means The Nasdaq Stock Market LLC.
i.

An “Executive Officer” means any person who served the Company in any of the following roles: the president, the principal financial officer, the principal accounting officer (or if there is no such accounting officer the controller), any vice president in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function, or any other person who performs similar policy making functions for the issuer. Executive officers of parents or subsidiaries of the Company may be deemed executive officers of the Company if they perform such policy making functions for the Company.

j.

“Financial Reporting Measures” mean measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, any measures that are derived wholly or in part from such measures (including, for example, a non-GAAP financial measure), and stock price and total shareholder return.

k.

“Incentive-Based Compensation” means any compensation provided, directly or indirectly, by the Company or any of its subsidiaries that is granted, earned, or vested based, in whole or in part, upon the attainment of a Financial Reporting Measure.

l.

A “Material Financial Restatement” means an accounting restatement of previously issued financial statements of the Company due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously-issued financial statements that is material to the previously-issued financial statements or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

m.

“Received” means, with respect to any Incentive-Based Compensation, actual or deemed receipt, and Incentive-Based Compensation shall be deemed received in the Company’s fiscal period when the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation to the Covered Person occurs after the end of that period.

n.

“Restatement Date” means, with respect to a Material Financial Restatement, the earlier to occur of: (i) the date the Board or the Audit Committee of the Board concludes, or reasonably should have concluded, that the Company is required to prepare the Material Financial Restatement or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare the Material Financial Restatement.

4.	Exception to Compensation Recovery Requirement

The Company may elect not to recover Erroneously Awarded Compensation pursuant to this Policy if the Committee determines that recovery would be impracticable, and one or more of the following conditions, together with any further requirements set forth in the Applicable Rules, are met: (i) the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered, and the Company has made a reasonable attempt to recover such Erroneously Awarded Compensation; or (ii) recovery would likely cause an otherwise tax-qualified retirement plan to fail to be so qualified under applicable regulations.

5.	Discretionary Compensation Recovery Circumstances
a.	Recovery from Participating Employees. In addition to (and without limiting) the provisions of paragraph 2 above, in the event the Company is required to prepare a

Material Financial Restatement after the adoption of this Policy, the Company will use reasonable efforts to recover from any current or former employee of the Company who is not a Covered Person but who is described in the proviso below and who Received Incentive-Based Compensation from the Company during the three completed fiscal years immediately preceding the date on which the Board has determined that the Company is required to prepare a Material Financial Restatement (each a “Participating Employee”), the amount that exceeds what would have been paid to the Participating Employee under the Material Financial Restatement; provided that, this paragraph 5.a. will apply only to the extent the Board (or a duly established committee thereof), in its sole discretion, determines that the Participating Employee committed any act or omission that materially contributed to the circumstances requiring the restatement and which involved any of the following: (i) misconduct, wrongdoing or a violation of any of the Company’s rules or of any applicable legal or regulatory requirements in the course of the Participating Employee’s employment by, or otherwise in connection with, the Company; or (ii) a breach of a fiduciary duty to the Company or its stockholders by the Participating Employee.

b.

Recovery Where Intentional Misconduct. In addition to (and without limiting) the provisions of paragraph 2 and 5.a. above, in the event that the Board (or a duly established committee thereof), in its sole discretion, determines that a Covered Person’s or a Participating Employee’s act or omission that contributed to the circumstances requiring the Material Financial Restatement involved any of the following: (i) willful, knowing or intentional misconduct or a willful, knowing or intentional violation of any of the Company’s rules or any applicable legal or regulatory requirements in the course of the Covered Person’s or the Participating Employee’s employment by, or otherwise in connection with, the Company or (ii) fraud in the course of the Covered Person’s or the Participating Employee’s employment by, or otherwise in connection with, the Company, then in each such case, the Company will use reasonable efforts to recover from such Covered Person or Participating Employee, up to 100% (as determined by the Board or a duly established committee thereof in its sole discretion as appropriate based on the conduct involved) of the Incentive-Based Compensation Received by such Covered Person or Participating Employee from the Company during the three fiscal years preceding the date on which the Company determined that it is required to prepare a Material Financial Restatement, and not just the excess of what would have been paid to the Covered Person or the Participating Employee under the Material Financial Restatement.

6.	Tax Considerations

To the extent that, pursuant to this Policy, the Company is entitled to recover any Erroneously Awarded Compensation that is Received by a Covered Person, the gross amount Received (i.e., the amount the Covered Person Received, or was entitled to receive, before any deductions for tax withholding or other payments) shall be returned by the Covered Person.

7.	Method of Compensation Recovery

The Committee shall have the sole discretion to determine the appropriate methods or means for recovering Erroneously Awarded Compensation hereunder, based on the particular facts and circumstances. Such methods or means may include, without limitation, any one or more of the following:

a.	requiring reimbursement of cash Incentive-Based Compensation previously paid;
b.	seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity-based awards;
c.	cancelling or rescinding some or all outstanding vested or unvested equity-based awards;
d.	adjusting or withholding from unpaid compensation or other set-off;
e.	cancelling or setting-off against planned future grants of equity-based awards; and/or
f.	any other method permitted by applicable law or contract.

Notwithstanding the foregoing, a Covered Person will be deemed to have satisfied such person’s obligation to return Erroneously Awarded Compensation to the Company if such Erroneously Awarded Compensation is returned in the exact same form in which it was Received; provided that equity withheld to satisfy tax obligations will be deemed to have been received in cash in an amount equal to the tax withholding payment made.

Except as set forth in Section 4, in no event may the Company accept an amount that is less than the amount of Erroneously Awarded Compensation in satisfaction of a Covered Person’s obligations hereunder; provided that, to the extent that the Covered Person has already reimbursed the Company for any Erroneously Awarded Compensation Received under any duplicative recovery obligations established by the Company or applicable law, it shall be appropriate for any such reimbursed amount to be credited to the amount of Erroneously Awarded Compensation that is subject to recovery under this Policy.

8.	Policy Interpretation

This Policy shall be interpreted in a manner that is consistent with the Applicable Rules and any other applicable law and shall otherwise be interpreted (including in the determination of amounts recoverable) in the business judgment of the Committee. The Committee shall take into consideration any applicable interpretations and guidance of the SEC in interpreting this Policy, including, for example, in determining whether a financial restatement qualifies as a Material Financial Restatement hereunder. To the extent the Applicable Rules require recovery of Incentive-Based Compensation in additional circumstances besides those specified above, nothing in this Policy shall be deemed to limit or restrict the right or obligation of the Company to recover Incentive-Based Compensation to the fullest extent required by the Applicable Rules.

This Policy shall be deemed to be automatically amended, as of the date the Applicable Rules become effective with respect to the Company, to the extent required for this Policy to comply with the Applicable Rules.

9.	Policy Administration

This Policy shall be administered by the Committee. The Committee shall have such powers and authorities related to the administration of this Policy as are consistent with the governing documents of the Company and applicable law. The Committee shall have full power and authority to take, or direct the taking of, all actions and to make all determinations required or provided for under this Policy and shall have full power and authority to take, or direct the taking of, all such other actions and make all such other determinations not inconsistent with the specific terms and provisions of this Policy that the Committee deems to be necessary or appropriate to the administration of this Policy. The interpretation and construction by the Committee of any provision of this Policy and all determinations made by the Committee under this policy shall be final, binding and conclusive.

10.	Compensation Recovery Repayments not Subject to Indemnification

Notwithstanding anything to the contrary set forth in any agreement with, or the organizational documents of, the Company or any of its subsidiaries, Covered Persons are not entitled to indemnification for Erroneously Awarded Compensation recovered under this Policy and, to the extent any such agreement or organizational document purports to provide otherwise, Covered Persons hereby irrevocably agree to forego such indemnification.

11.	Disclosure

The Company shall file all disclosures with respect to this Policy required by Applicable Rules

ORCHESTRA BIOMED HOLDINGS, INC.

2023 Executive Incentive Compensation Recoupment Policy

Acknowledgement of Receipt and Review

I have received and read, and I understand, the 2023 Executive Incentive Compensation Recoupment Policy (the “Policy”) of Orchestra BioMed Holdings, Inc. (the “Company”). I understand the standards and policies contained in the Policy and understand that there may be additional policies or laws specific to me depending on my role with the Company.

By my signature below and as a condition of my employment (or continued employment) with the Company, I acknowledge, understand, accept and agree to be subject to the terms and conditions of the Policy, including, without limitation, the possible clawback or recoupment of Erroneously Awarded Compensation (as defined in the Policy) previously paid to me, the forfeiture of unvested or vested Incentive-Based Compensation (as defined in the Policy) or the offset of any future Incentive-Based Compensation. I further understand that I am subject to the terms and conditions of the Policy, notwithstanding the terms and conditions of any agreement, arrangement, plan or policy between me and the Company, and I further understand and agree that any action taken by the Company pursuant to the Policy shall not give me any “good reason” breach of contract right or other similar rights.

I further understand that I should contact the Company’s Chief Financial Officer if I have any questions about the Policy generally. This signed “2023 Executive Incentive Compensation Recoupment Policy Acknowledgement of Receipt and Review” page must be returned to the Chief Financial Officer, who is also the Company’s Compliance Officer, within ten (10) business days of my receipt of the Policy and otherwise as may be required by the Company.

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